FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of April, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on April 7, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing a revision of its previous earnings forecast for the full fiscal year 2003.

2.	News release issued on April 15, 2003, by the registrant, announcing that it has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

3.	News release issued on April 22, 2003, by the registrant, announcing plans to strengthen its global brand strategy by focusing on its Panasonic brand name.

4.	News release issued on April 23, 2003, by the registrant, announcing a new group management system.

5.	News release issued on April 25, 2003, by the registrant, announcing a proposed change of accounting auditors.

6.	News release issued on April 28, 2003, by the registrant, reporting its annual financial results for the year ended March 31, 2003 (fiscal 2003).

7.	Supplemental consolidated financial data for fiscal 2003.

8.	News release issued on April 28, 2003, by the registrant, announcing proposed senior management changes.

9.	News release issued on April 28, 2003, by the registrant, announcing that it will purchase a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

10.	News release issued on April 28, 2003, by the registrant, announcing that its Board of Directors resolved to submit a proposal at the ordinary general meeting of shareholders, regarding the repurchase of the company’s own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: May 9, 2003

April 7, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Revises Previous Earnings Forecast for Full Fiscal Year 2003

- To Reflect Aggravated Stock Market and Taxation Changes -

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today announced a downward revision of its forecast made on February 20, 2003 for pre-tax and net income for the full fiscal year ended March 31, 2003 (fiscal 2003), without changing its forecasts for sales and operating profit.*

Consolidated forecast

In today’s announcement, Matsushita said that full year sales and operating profit, currently in the compilation process, would have been in line with the forecast made in February, citing the positive effects of various management initiatives over the past year, such as the aggressive introduction of competitive “V-products,” business and organizational restructuring and inventory and other asset reduction efforts. In the February forecast, the company announced that annual consolidated sales were expected to increase 6% to about 7,300.0 billion yen, with consolidated operating profit achieving a turnaround from the year-earlier operating loss.

At the pre-tax and net income levels, however, the company has revised its full-year forecast. At the pre-tax level, the revision reflects losses of approximately 37.0 billion yen incurred at the end of fiscal 2003 on valuation of investment securities, mainly bank stocks, due to aggravated stock market conditions in Japan. As a factor affecting the net income forecast, in late March, the Japanese legislature passed a proposed revision of tax laws to lower local enterprise income taxes in light of a new pro-forma standard taxation system. The revised net income forecast reflects additional losses of approximately 27.0 billion yen, mainly including adjustments of net deferred tax assets that have been necessitated by the revision of the local tax law.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is calculated as net sales less cost of sales and selling, general and administrative expenses.

The revised forecast for annual consolidated income before income taxes is now approximately 59.5 billion yen, down from the previous forecast of 96.0 billion yen, but still a substantial improvement from the pre-tax loss of 548.0 billion yen in the previous fiscal year. Consolidated net income for the fiscal year is now expected to turn to a loss of about 23.5 billion yen, in place of the previous forecast of a net income of 25.0 billion yen, improving from a net loss of 431.0 billion yen a year ago. The company stated that the revised earnings forecasts will have no material effect on the company’s cash flows.

Non-consolidated parent-alone forecast

On a non-consolidated, parent company-alone basis, forecasts for sales and recurring profit remain unchanged at 4,160.0 billion yen (up 7% from the previous year) and 78.0 billion yen (a turnaround from the recurring loss a year ago), respectively. However, for primarily the same reasons as those given for the revision of the consolidated forecasts, parent-alone net income for fiscal 2003 is now expected to be approximately 27.0 billion yen (also a turnaround from a net loss a year ago), compared with the February forecast of 55.0 billion yen.

Matsushita also reaffirmed its intention to distribute a year-end cash dividend of 6.25 yen per common share, payable to shareholders of record as of March 31, 2003.

Matsushita Electric Industrial Co., Ltd. is one of the world’s leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the “Panasonic,” “National,” “Technics” and “Quasar” brand names. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

April 15, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between April 8, 2003 and April 15, 2003

3.	Aggregate purchase amount: 7,712,106,000 yen

4.	Aggregate number of shares purchased: 8,000,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock

•	Aggregate number of shares to be purchased: Up to 180 million shares

•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through April 15, 2003:

•	Aggregate purchase amount: 106,473,523,000 yen

•	Aggregate number of shares purchased: 90,000,000 shares

# # #

April 22, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric to Strengthen Global Brand Strategy

by Focusing on Its Panasonic Brand Name

— Introducing a new brand slogan: ‘Panasonic ideas for life’ —

Osaka, Japan – Matsushita Electric Industrial Co., Ltd., known for its Panasonic and National brand names, announced today that the company would position Panasonic as its main global brand in order to strengthen brand competitiveness worldwide. A new global brand campaign will be launched with a new brand slogan ‘Panasonic ideas for life’ which reflects the customer-focused strategy behind the development of Panasonic products. The slogan will be incorporated in all of the company’s corporate communications and advertising messages worldwide.

The change in brand strategy comes from the company’s strong needs to consolidate its brand communication efforts under the ‘Panasonic’ brand which covers over 90% of sales outside Japan. The brand slogan ‘Panasonic ideas for life’ represents the commitment of all the employees, from R&D and manufacturing to marketing and services, to supplying products and services based on valuable ideas which can enrich people’s lives and advance the society.

Matsushita Electric adopted the brand name ‘National’ in Japan in 1927 at the initiative of the founder Konosuke Matsushita. The ‘National’ brand name became a very popular household name in Japan and was also increasingly used in overseas markets. The Panasonic brand was first introduced in 1961 in the U.S. where the ‘National’ brand name had been registered by others and therefore, could not be used. Building on the successful brand recognition of Panasonic in the U.S., the company started using the Panasonic brand name in Europe in 1979 and in other regions in the late 80’s for products other than home appliances for which ‘National’ brand name continued to be used.

Under the new global brand strategy, the brand name for all home appliance products in Southeast Asia, the Middle East and China will be changed to ‘Panasonic’ from ‘National’ by the end of March 2004. The ‘National’ brand will, however, continue to be used in Japan where the brand was originally born.

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brand names, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$51.7 billion for the fiscal year ended March 31, 2002. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges.

For more information, please visit Matsushita web site at http://www.panasonic.co.jp/global/top.html

# # #

April 23, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces New Group Management System

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]), best known for its “Panasonic” brand products, today announced that it will implement a new Group management system, while also strengthening its corporate governance structure.

Following business and organizational restructuring that took effect beginning from January 2003, MEI has introduced various Group management reforms, such as the implementation of autonomous management in each business domain, and the introduction, at all business domain companies, of a global consolidated management system and new evaluation standards for business results.

Over the years, MEI has also been proactive in strengthening its corporate governance, in line with its basic philosophy of contributing to society as a “public entity.” As such, MEI was one of the first Japanese companies to include Outside Directors in its Board of Directors, and also established an Advisory Board.

With the start of autonomous management at each of the Matsushita Group’s business domain companies in the current fiscal year, MEI will implement the following initiatives to expedite optimum management operations under the new Groupwide business and organizational structure.

1.	Introduction of a new Group management system tailored to the Company’s new organizational structure.

2.	Establishment of MEI-specific corporate governance system.

3.	Placement of greater emphasis on business results as evaluation standards, in the interest of shareholders. (the remuneration system for Directors and Executive Officers will be revised, linking compensation to capital cost management (CCM) and cash flows results.)

1.    Introduction of an Executive Officer System Tailored to Groupwide Domain-based Management

Under the Group’s new operational structure, MEI will empower each of the business domain companies by delegating authority in order to realize autonomous management. At the same time, from the viewpoint of Groupwide corporate strategy, an Executive Officer System will be introduced to integrate the comprehensive strengths of all Group companies in Japan and overseas, as outlined below:

A.	From among the senior management at the Group’s main business units, Executive Officers will be elected, each to assume responsibility as the Group’s executive regarding execution of business.

Executive Officers will be given such titles as Senior Managing Executive Officer, Managing Executive Officer and Executive Officer, depending on the extent of responsibility and achievement of each individual.

B.	The Board of Directors of MEI will elect Executive Officers based on each candidate’s achievements, abilities and caliber. Candidates will be chosen mainly from the senior management of business domain companies, such as internal divisional companies and subsidiaries, as well as from management personnel responsible for overseas subsidiaries and certain senior corporate staff who guide the direction of the Group pertaining to important business matters.

C.	To make clear the execution responsibility for each Executive Officer, the term of office will be one year.

D.	Executive Officers will be equal, in terms of rank and status, to members of the Board of Directors.

E.	The Managing Directors Meeting, an organization for consulting on corporate strategy issues, is currently comprised of only MEI Managing Directors and above. This will be reorganized, however, to include MEI Managing Directors and above, as well as Managing Executive Officers and above. This new meeting will be called the Group Managing Directors & Officers Meeting, with participation by top management from each major business domain company.

2.    Establishment of MEI-specific Corporate Governance System

In line with the domain-based autonomous management structure, MEI will realign the role and structure of its Board of Directors to enable swift and strategic decision-making, as well as optimum monitoring, on Groupwide matters.

A.	Upon delegating authority for business operations to Executive Officers, the Board of Directors of MEI will focus mainly on deciding corporate strategies and monitoring and supervising business domain companies, based on the new business performance evaluation standards, from an investor’s point of view. This will clarify the supervisory responsibilities held by the Board of Directors, and the responsibilities for execution of business held by Executive Officers.

B.	However, given the diversified scope of MEI’s business fields, the Company does not intend to completely isolate supervisory functions from execution functions, so that it may continue optimum decision-making and supervision based on actual situations and developments at operational fronts. Therefore, MEI will not change its policy of having management personnel, who are well-versed in day-to-day operations at operational fronts, participate in Board of Director meetings.

To this end, the Board of Directors of MEI will be balanced in terms of the backgrounds of its members. MEI will choose persons with backgrounds in different areas, such as corporate strategy, management of domain companies critical to corporate strategy, and supervision related to general business matters. Outside Directors will continue to be included in the Board of Directors. Furthermore, members of the Board of Directors will be reduced in number.

C.	The terms of office for members of the Board of Directors will be shortened to one year, compared to the current two years, in order to clarify their responsibilities as Director, and allow for a dynamic Board of Directors organization.

D.	Representative Directors will be limited to Senior Managing Directors and above, thereby reducing the number of Directors with representative authority. (Currently, Representative Directors consist of Managing Directors and above.)

3.    New Remuneration System for Directors and Executive Officers

Members of the Board of Directors and Executive Officers, being equal in rank and status, will be evaluated based on the same criteria, specifically CCM and cash flows, the results of which will directly affect their compensation.

This new remuneration system is intended to achieve continuous growth and enhanced profitability on a long-term basis for the Group as a whole, while increasing shareholder value.

Furthermore, since the new system accomplishes the goal of increasing corporate value in the interest of shareholders, stock options for Directors and senior executives will be discontinued.

4.    Strengthening of the Corporate Auditor System

MEI will further strengthen its corporate auditor system, pursuant to amendments to the Japanese Commercial Code regarding corporate auditors, which took effect in May 2002.

Specifically, to strengthen auditing functions at business domain companies, MEI will implement initiatives including the placing of full-time Senior Auditors at MEI internal divisional companies, and the establishment of a Group Auditors Meeting to promote collaboration with subsidiaries’ corporate auditors.

5.    Effective Date

The aforementioned changes will be implemented after the 96th Ordinary General Meeting of Shareholders of MEI, to be held in late June.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

April 25, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

                          International PR, Tokyo

                          (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Proposed Change of Accounting Auditors

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC), best known for its “Panasonic” brand products, today announced a proposed change of the accounting auditors which, as certified public accountants, conduct accounting audits for Matsushita, pursuant to Paragraph 1 of Article 193-2 of the Securities Exchange Law of Japan.

For this proposed change in accounting auditors, a resolution was adopted by the company’s Board of Directors on April 22, 2003, and consented to by the Board of Corporate Auditors at its meeting held today. The proposed change will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders scheduled to be held in late June 2003.

1.    Reason for change of accounting auditors

The term of Matsushita’s current accounting auditors, Shin Nihon & Co., will expire at the conclusion of the ordinary general meeting of shareholders, scheduled to be held in late June. Furthermore, as part of reorganizations taking place in the international accounting industry, the division of Shin Nihon & Co. that has been responsible for auditing Matsushita’s financial statements has split from Shin Nihon & Co., and formed a new firm, AZSA & Co. In order to substantially maintain Matsushita’s current auditing structure, the company will propose the appointment of AZSA & Co. as its new accounting auditors.

2.    New audit firm

Company name	: AZSA & Co.
Location of head office	: Kawara-machi, Chuo-ku, Osaka, Japan

3.    Current audit firm

Company name	: Shin Nihon & Co.
Location of head office	: Azuchi-machi, Chuo-ku, Osaka, Japan

4.    Effective date

The appointment of AZSA & Co. will take effect on the day of the ordinary general meeting of shareholders of MEI, scheduled to be held in late June 2003.

Note:	AZSA & Co. is a member firm of KPMG International.

# # #

April 28, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 120 yen.)

MATSUSHITA REPORTS MARCH 2003 ANNUAL RESULTS

- Business Turns to Recovery on Increased Sales, Restructuring Effects -

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today reported its annual financial results for the year ended March 31, 2003 (fiscal 2003).

Consolidated Results*

Consolidated group sales for fiscal 2003 were up 5% to 7,401.7 billion yen (U.S.$61.68 billion), from 7,073.8 billion yen in the previous fiscal year. In explaining increased revenues, the company cited strong sales of new products, such as V-products, particularly in the areas of video and audio equipment within the AVC Networks category, and Components and Devices. Of the total, domestic sales increased 4% to 3,453.8 billion yen ($28.78 billion), from 3,313.9 billion yen. Overseas sales also improved, up 5% to 3,947.9 billion yen ($32.90 billion), from 3,759.9 billion yen a year ago. Excluding the effects of currency translation, overseas sales were up 4% from the previous year on a local currency basis.

The overall business environment in fiscal 2003 was characterized by persisting instability. In the domestic market, factors such as continuing deflationary trends, stagnant consumer spending and depressed capital investment impeded economic recovery. Overseas economies were negatively affected by slowed growth in the United States, and increased instability caused by the war in Iraq.

*	From this fiscal year (fiscal 2003), the company has included certain subsidiaries of Victor Company of Japan, Ltd. in its consolidated reporting. Consolidated results for fiscal 2002 have been restated retroactively. (see Notes to consolidated financial statements on pages 12-14)

During this fiscal year, Matsushita carried out several groupwide initiatives to achieve a V-shaped recovery from the previous year’s operating loss. Such initiatives included the introduction of competitive V-products that can gain the top share in high-volume markets and contribute to overall company performance. The company also implemented groupwide organizational restructuring, whereby a new business domain-based structure took effect from January 1, 2003. The new structure focuses on global consolidated management by each business domain company within the Matsushita group. In line with this new domain-based global consolidated management policy, Matsushita has included overseas subsidiaries of Victor Company of Japan, Ltd. in its consolidated reporting.

As a result of the aforementioned initiatives, Matsushita’s business results marked gains, led by video and audio equipment of the AVC Networks category and products in the Components and Devices category. Furthermore, sales of Home Appliances achieved an upward turn from the previous year’s negative growth.

Consolidated operating profit* for the year increased to 126.6 billion yen ($1.06 billion), as compared with an operating loss in the previous year of 199.0 billion yen. Matsushita attributed this turnaround to sales increases achieved through the aggressive promotion of competitive new products, especially of V-products, and the favorable effects of business restructuring implemented in the previous fiscal year, which were more than sufficient in offsetting negatives pressures on operating profit, such as increasingly severe global competition.

Regarding pretax income, the company also posted a substantial improvement, but incurred losses on valuation of investment securities, mainly bank stocks, due to aggravated stock market conditions in Japan. As a result, income before income taxes for fiscal 2003 was 68.9 billion yen ($574 million), compared with a pretax loss of 537.8 billion yen a year ago.

*	In regards to operating profit, see Notes to consolidated financial statements on pages 12-14.

In late March 2003, the Japanese legislature passed a proposed revision of tax laws to lower local enterprise income taxes in light of a new pro-forma standard taxation system. As a result, the company recorded losses relating to adjustments of net deferred tax assets that have been necessitated by the revision of the local tax law. Accordingly, the company recorded a net loss of 19.5 billion yen ($162 million), as compared with last year’s net loss of 427.8 billion yen.

The company’s consolidated annual net loss per common share for fiscal 2003 was 8.70 yen ($0.07) on a diluted basis, compared with a net loss per common share of 206.09 yen on the same basis a year ago.

Consolidated Sales Breakdown by Product Category

The company’s annual consolidated sales by major product category are summarized as follows:

AVC Networks

AVC Networks sales increased 4% to 4,396.1 billion yen ($36.63 billion), from 4,236.4 billion yen in the previous year. Within this segment, sales of video and audio equipment increased 7% from a year ago. Despite slow sales of audio equipment in overseas markets, strong sales were recorded in PDP TVs, DVD recorders and other digital AV equipment.

In information and communications equipment, continued slow sales of hard disk drives (HDDs) and other PC peripheral equipment were offset by sales gains in car AVC equipment and strong overseas sales of cellular phones, resulting in a 1% increase in overall sales from the previous year.

Home Appliances

Sales of Home Appliances were up 3% to 1,210.2 billion yen ($10.09 billion), compared with 1,178.2 billion yen in the previous year. This improvement was mainly due to domestic sales increases of HFC-free refrigerators, vacuum cleaners and microwave ovens, as well as overseas sales gains in air conditioners and refrigerators.

Industrial Equipment

Sales of Industrial Equipment were 285.2 billion yen ($2.38 billion), down 1% from 288.7 billion yen in the previous year. Within this segment, sales of factory automation equipment increased, but sales declines of other industrial-use equipment led to lower overall sales.

Components and Devices

Sales of Components and Devices increased 10% to 1,510.2 billion yen ($12.59 billion), compared with 1,370.5 billion yen in the previous year. This improvement in sales was due mainly to strong sales of semiconductors, general components and other products in domestic and overseas markets.

Non-Consolidated (Parent Company Alone) Results

Parent-alone sales increased 9% to 4,237.8 billion yen, compared with 3,900.7 billion yen in the previous year, mainly attributable to solid sales in video and audio equipment within the AVC Networks category and Components and Devices.

Regarding parent-alone earnings, despite continuing downward pressure on prices, sales increases, in addition to cost reduction efforts and the positive results of business restructuring, resulted in an operating profit of 52.8 billion yen, compared with the previous year’s operating loss of 92.9 billion yen. Recurring profit increased to 80.1 billion yen, from a recurring loss of 42.4 billion yen in the previous year. The parent company recorded a non-recurring profit of 52.2 billion yen, including a one-time profit related to an exemption from the future benefit obligation with respect to the substitutional portion of the Employees Pension Funds that the company operates on behalf of the Government. The parent company incurred non-recurring losses of 43.9 billion yen, due mainly to losses on valuation of investment securities. These factors, and an additional negative effect from adjustments of net deferred tax assets necessitated by the revision of the local tax laws, resulted in a parent-alone net income of 28.8 billion yen, compared with a net loss of 132.4 billion yen in the previous year.

Consolidated Financial Condition

On a consolidated basis, total assets as of March 31, 2003 were 7,834.7 billion yen, an increase of 66.2 billion yen from March 31, 2002. The main reason for this increase was 315.0 billion yen recorded in “Other assets” of the consolidated balance sheet as the total of goodwill and certain other accounts, a result of transforming 5 subsidiaries, including Matsushita Communication Industrial Co., Ltd., into wholly owned subsidiaries on October 1, 2002. Regarding operating assets, such as inventories and property, plant and equipment, the company was successful in its streamlining efforts. Total inventories as of the end of fiscal 2003 was 783.3 billion yen, down 120.1 billion yen from a year ago. Investment in property, plant and equipment totaled 251.5 billion yen, a reduction of 21% from the prior year.

Proposed Year-end Dividend

Matsushita’s Board of Directors today resolved to propose a year-end cash dividend of 6.25 yen per common share, for approval at the ordinary general meeting of shareholders to be held in late June 2003. This compares with the year-end dividend of 3.75 yen per common share paid last year. If implemented, total dividends for fiscal 2003, including an interim dividend of 6.25 yen per common share paid in December 2002, will be 12.50 yen per common share, as compared with 10.00 yen for the previous fiscal year.

Outlook for Fiscal Year 2004

For fiscal 2004, ending March 31, 2004, Matsushita expects continued weak economic conditions in Japan and the United States, compounded by the effects of the war in Iraq and the SARS outbreak, to result in a severe business environment. Given such an environment, Matsushita will make groupwide efforts toward enhanced earnings and increased cash flows by introducing a new lineup of competitive V-products, and implementing autonomous management at each domain company. Matsushita currently expects fiscal 2004 sales on a consolidated basis to increase by about 1% to approximately 7,450 billion yen. Consolidated operating profit* is expected to increase by about 18% to approximately 150 billion yen. Consolidated income before income taxes is anticipated to improve to approximately 120 billion yen, up 74%, and net income is expected to improve to approximately 30 billion yen, from a net loss in the past fiscal year.**

*	Annual consolidated operating profit and consolidated income before income taxes for fiscal 2004 are currently forecasted to be about 150 billion yen and 120 billion yen, respectively. The difference represents estimated expenses of about 50 billion yen associated with business restructuring charges and income of about 20 billion yen from other non-operating items.

**	For the first half of fiscal 2004, the company currently expects consolidated sales to decrease 3% from the same six-month period of last year, to approximately 3,500 billion yen, with income before income taxes increasing 8% to approximately 60 billion yen.

On a parent company alone basis, sales in fiscal 2004 are expected to decrease by 8% to approximately 3,900 billion yen. Recurring profit, however, is projected to increase 21% to approximately 97 billion yen, and net income is forecast to increase 73% to approximately 50 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading producers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
Net sales	¥7,401,714	¥7,073,837	105%	$61,681
Cost of sales	(5,323,605)	(5,312,039)		(44,363)
Selling, general and administrative expenses	(1,951,538)	(1,960,796)		(16,263)

Operating profit (loss)	126,571	(198,998)	—	1,055
Other income (deductions):
Interest income	22,267	34,361		185
Dividend income	4,506	8,219		37
Interest expense	(32,805)	(45,088)		(273)
Restructuring charges **	(12,476)	(164,056)		(104)
Write-down of investment securities	(52,611)	(92,297)		(438)
Other income (loss), net ***	13,464	(79,920)		112

Income (loss) before income taxes	68,916	(537,779)	—	574
Provision for income taxes	(71,276)	53,275		(594)
Minority interests	(5,505)	56,666		(46)
Equity in earnings (losses) of associated companies	(11,588)	59		(96)

Net income (loss)	¥(19,453)	¥(427,779)	—	$(162)

Net income (loss) per common share, basic	(8.70) yen	(206.09) yen		$(0.07)
Net income (loss) per common share, diluted	(8.70) yen	(206.09) yen		$(0.07)

(Parentheses indicate expenses, deductions or losses.)

* ** *** See notes to consolidated financial statements on pages 12-14.

Consolidated Statement of Surplus *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2003	2002	2003
Balance at beginning of year	¥2,470,356	¥2,929,281	$20,586
Net income (loss)	(19,453)	(427,779)	(162)
Cash dividends	(20,798)	(25,990)	(173)
Transfer from (to) legal reserve	1,947	(816)	16
Transfer to capital surplus due to a merger of a subsidiary	—	(4,340)	—

Balance at end of year	¥2,432,052	¥2,470,356	$20,267

* See notes to consolidated financial statements on pages 12-14.

Supplementary Information

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2003	2002	2003
Depreciation (tangible assets):	¥283,434	¥341,549	$2,362
Capital investment:	¥251,470	¥320,145	$2,096
R&D expenditures:	¥551,019	¥566,567	$4,592
Number of employees (Mar. 31)	288,324	291,232

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

(March 31, 2003)

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2003	March 31, 2002	March 31, 2003
Assets
Current assets:
Cash and cash equivalents	¥1,167,470	¥933,132	$9,729
Time deposits	395,559	526,438	3,296
Marketable securities	1,196	11,849	10
Trade receivables (notes and accounts)	1,146,905	1,139,293	9,558
Inventories	783,262	903,377	6,527
Other current assets	491,786	492,801	4,098

Total current assets	3,986,178	4,006,890	33,218

Noncurrent receivables	299,239	316,230	2,494
Investments and advances	1,020,137	1,251,795	8,501
Property, plant and equipment, net of accumulated depreciation	1,298,895	1,493,708	10,824
Other assets	1,230,244	699,834	10,252

Total assets	¥7,834,693	¥7,768,457	$65,289

Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings	¥333,686	¥553,651	$2,781
Trade payables (notes and accounts)	727,284	568,476	6,061
Other current liabilities	1,509,862	1,471,958	12,582

Total current liabilities	2,570,832	2,594,085	21,424

Long-term debt	588,202	708,173	4,902
Other long-term liabilities	1,387,082	746,017	11,559
Minority interests	110,177	472,322	918
Common stock	258,738	258,737	2,156
Capital surplus	1,219,686	682,848	10,164
Legal reserve	80,700	82,647	672
Retained earnings	2,432,052	2,470,356	20,267
Accumulated other comprehensive income (loss) *	(705,642)	(154,543)	(5,880)
Treasury stock	(107,134)	(92,185)	(893)

Total liabilities and stockholders' equity	¥7,834,693	¥7,768,457	$65,289

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2003	March 31, 2002	March 31, 2003
Cumulative translation adjustments	¥(161,124)	¥(55,121)	$(1,343)
Unrealized holding gains (losses) of available-for-sale securities	(18,082)	50,812	$(150)
Unrealized gains (losses) of derivative instruments	(1,090)	128	$(9)
Adjustment of minimum pension liability	(525,346)	(150,362)	$(4,378)

**	See notes to consolidated financial statements on pages 12-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)			U.S. Dollars (millions)
	2003	2002	Percentage 2003/2002	2003
AVC Networks

Video and audio equipment	¥2,100.4	¥1,956.4	107%	$17,503
Information and communications equipment	2,295.7	2,280.0	101%	19,131

Subtotal	4,396.1	4,236.4	104%	36,634

Home Appliances	1,210.2	1,178.2	103%	10,085

Industrial Equipment	285.2	288.7	99%	2,377

Components and Devices	1,510.2	1,370.5	110%	12,585

Total	¥7,401.7	¥7,073.8	105%	$61,681

Domestic sales	3,453.8	3,313.9	104%	28,782
Overseas sales	3,947.9	3,759.9	105%	32,899

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Yen (billions)		Yen (billions)
	Domestic sales 2003	Percentage 2003/2002	Overseas sales 2003	Percentage 2003/2002
AVC Networks
Video and audio equipment	¥632.2	112%	¥1,468.2	105%
Information and communications equipment	1,143.9	104%	1,151.8	98%

Subtotal	1,776.1	107%	2,620.0	102%

Home Appliances	877.8	101%	332.4	108%

Industrial Equipment	198.0	91%	87.2	121%

Components and Devices	601.9	107%	908.3	112%

Total	¥3,453.8	104%	¥3,947.9	105%

*	See notes to consolidated financial statements on pages 12-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
[Sales]	2003	2002		2003
AVC Networks	¥4,396.1	¥4,236.5	104%	$36,634
Home Appliances	1,211.2	1,179.2	103%	10,093
Industrial Equipment	290.0	295.7	98%	2,417
Components and Devices	2,252.7	2,000.9	113%	18,773

Subtotal	8,150.0	7,712.3	106%	67,917
Corporate and elimination	(748.3)	(638.5)	—	(6,236)

Consolidated total	¥7,401.7	¥7,073.8	105%	$61,681

[Segment Profit (loss)]
AVC Networks	¥105.2	¥(37.6)	—	$877
Home Appliances	54.3	38.1	143%	453
Industrial Equipment	2.3	(44.5)	—	19
Components and Devices	37.6	(95.6)	—	313

Subtotal	199.4	(139.6)	—	1,662
Corporate and elimination	(72.8)	(59.4)	—	(607)

Consolidated total	¥126.6	¥(199.0)	—	$1,055

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2003/2002	U.S. Dollars (millions)
[Sales]	2003	2002		2003
Japan	¥5,140.4	¥5,017.1	102%	$42,837
Americas	1,390.4	1,445.8	96%	11,587
Europe	939.3	786.8	119%	7,827
Asia and others	1,837.4	1,830.5	100%	15,312

Subtotal	9,307.5	9,080.2	103%	77,563
Corporate and elimination	(1,905.8)	(2,006.4)	—	(15,882)

Consolidated total	¥7,401.7	¥7,073.8	105%	$61,681

[Segment Profit (loss)]
Japan	¥88.2	¥(166.1)	—	$735
Americas	22.5	(4.1)	—	187
Europe	21.7	(14.6)	—	181
Asia and others	71.0	48.5	146%	592

Subtotal	203.4	(136.3)	—	1,695
Corporate and elimination	(76.8)	(62.7)	—	(640)

Consolidated total	¥126.6	¥(199.0)	—	$1,055

*	See notes to consolidated financial statements on pages 12-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2003	2002	2003
Cash flows from operating activities:
Net income (loss)	¥(19,453)	¥(427,779)	$(162)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	302,141	362,052	2,518
Net gain on sale of investments	(93)	(6,160)	(1)
Provision for doubtful receivables	17,621	4,428	147
Deferred income taxes	19,572	(87,177)	163
Write-down of investment securities	52,611	92,297	438
Impairment loss on long-lived assets	2,375	24,420	20
Minority interests	5,505	(56,666)	46
(Increase) decrease in trade receivables	(72,604)	200,966	(605)
(Increase) decrease in inventories	82,573	270,360	688
(Increase) decrease in other current assets	27,996	(35,579)	233
Increase (decrease) in trade payables	162,378	(130,275)	1,353
Increase (decrease) in accrued income taxes	4,960	(31,505)	41
Increase (decrease) in accrued expenses and other current liabilities	79,252	9,199	660
Increase (decrease) in retirement and severance benefits	16,622	(86,144)	139
Other	16,861	10,509	141

Net cash provided by operating activities	¥698,317	¥112,946	$5,819

Cash flows from investing activities:
Proceeds from sale of short-term investments	10,523	36,976	88
Purchase of short-term investments	—	(27,509)	—
Proceeds from disposition of investments and advances	121,001	172,763	1,008
Increase in investments and advances	(80,774)	(123,330)	(673)
Capital expenditures	(246,603)	(342,107)	(2,055)
Proceeds from sale of fixed assets	58,270	142,924	486
(Increase) decrease in finance receivables	29,158	60,731	243
(Increase) decrease in time deposits	96,371	29,742	803
Other	877	(24,662)	7

Net cash used in investing activities	¥(11,177)	¥(74,472)	$(93)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(106,630)	(83,703)	(889)
Increase (decrease) in deposits and advances from customers and employees	(20,589)	(22,739)	(171)
Proceeds from long-term debt	122,288	447,458	1,019
Repayments of long-term debt	(293,088)	(218,159)	(2,442)
Dividends paid	(20,798)	(25,990)	(173)
Dividends paid to minority interests	(8,267)	(10,112)	(69)
Repurchase of common stock	(115,770)	(91,969)	(965)
Reduction of treasury stock	—	523	—
Other	—	5,107	—

Net cash provided by (used in) financing activities	¥(442,854)	¥416	$(3,690)

Effect of exchange rate changes on cash and cash equivalents	(9,948)	16,541	(83)

Net increase (decrease) in cash and cash equivalents	234,338	55,431	1,953
Cash and cash equivalents at beginning of year	933,132	877,701	7,776

Cash and cash equivalents at end of year	¥1,167,470	¥933,132	$9,729

*	See notes to consolidated financial statements on pages 12-14.

Notes to consolidated financial statements:

1.	The company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S.GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and note 8 below for U.S.GAAP reconciliation.

3.	From this fiscal year (fiscal 2003), the company has included certain subsidiaries, primarily overseas subsidiaries, of Victor Company of Japan, Ltd. in its consolidated reporting, in line with the company's new domain-based, global consolidated management policy implemented through the groupwide business and organizational restructuring in January 2003. The financial statements for fiscal 2002 were restated retroactively.

4.	From this fiscal year (fiscal 2003), the company has applied SFAS No.142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized, but tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. The effects on net loss and basic and diluted net loss per common share for fiscal 2002, if SFAS No.142 had been applied a year ago are as follows:

Fiscal 2002
[in millions of yen]
Reported net income (loss)	(427,779)
Addition: goodwill amortization	7,190

Adjusted net income (loss)	(420,589)

[in yen]
Reported net income (loss) per common share, basic	(206.09)
Addition: goodwill amortization	3.46

Adjusted net income (loss) per common share, basic	(202.63)

[in yen]
Reported net income (loss) per common share, diluted	(206.09)
Addition: goodwill amortization	3.46

Adjusted net income (loss) per common share, diluted	(202.63)

5.	From this fiscal year (fiscal 2003), the company has applied FASB's Emerging Issues Task Force (EITF) Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." As a result, the company presents some considerations that were heretofore recorded in selling, general and administrative expenses as reductions of sales.

6.	Comprehensive income (loss) was reported as a loss of 570,552 million yen ($4,755 million) for fiscal 2003, and a loss of 503,233 million yen for fiscal 2002. Comprehensive income (loss) includes net income (loss), increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains of certain derivative instruments and minimum pension liability adjustments.

7.	On October 1, 2002, Matsushita Electric Industrial Co., Ltd. transformed Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into wholly owned subsidiaries, based on share exchange agreements that were executed on April 26, 2002, for which the company has applied SFAS No.141, “Business combinations.” As a result of these share exchanges, the company recorded 315,046 million yen in "Other assets" in the consolidated balance sheet as the total of goodwill and certain other accounts on October 1, 2002.

8.	"Restructuring charges" in the consolidated statement of income include expenses associated with the implementation of early retirement programs. "Other income (loss), net" for fiscal 2002 includes business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing facilities. Under accounting principles generally accepted in the United States, these charges are included as part of operating profit (loss) in the statement of income. "Other income (loss), net" for fiscal 2003 includes a gain on the sale of Panasonic Disc Services Corporation in the United States.

9.	Due to revised Local enterprise income taxes law in light of a new pro-forma standard taxation system was promulgated on March 31, 2003, the company revaluated deferred tax assets and increased provision for income taxes by 22,317 million yen in consolidated statement of income.

10.	Following the enactment of the Welfare Pension Insurance Law in Japan, Matsushita Electric Industrial Co., Ltd. and certain of its subsidiaries obtained approval, during the period between June and August last year, from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employees Pension Funds that the company and certain of its subsidiaries operated on behalf of the Government (so-called the "substitutional portion"). Under accounting principles generally accepted in the United States, the relevant one-time profit (loss) may be recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the Government, which the company currently expects to occur during the year ending March 31, 2004.

11.	Matsushita Electric Industrial Co., Ltd. and most of its subsidiaries maintain Employees Pension Funds and lump-sum retirement benefit payment plans as defined benefit plans. Effective April, 2002, the company and certain of its subsidiaries amended their lump-sum retirement benefit payment plans, introducing cash balance pension plans. Several overseas subsidiaries also maintain defined contribution plans.

12.	Number of consolidated companies: 384

13.	Number of companies reflected by the equity method: 48

14.	United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 =120 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2003.

Matsushita Group

1.    Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 383 consolidated subsidiaries, is engaged in manufacturing, sales, and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following four segments: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices.*

With the recent introduction of business domain-based management, from fiscal 2004, these segments will be reclassified as five new segments: AVC Networks, Home Appliances, Components and Devices, Victor Company of Japan, Ltd. and Other.

* For major product lines in each segment, please refer to “Details of Product Categories” on page 16.

2.    Business Domain Chart

Details of Product Categories

(consolidated basis)

AVC Networks

Color TVs, PDP and LCD TVs, videocassette recorders (VCRs), camcorders, DVD players/recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices

Semiconductors, electronic tubes, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, LCD panels, PDPs, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

Please Note:

The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2003/2002
	2003	2002
Net sales	¥4,237,869	¥3,900,790	109%
Cost of sales	(3,444,104)	(3,344,354)
Selling, general and administrative expenses	(740,880)	(649,389)

Operating profit (loss)	52,884	(92,952)	—

Interest income	6,518	8,644
Dividend income	44,913	70,877
Other income	32,422	30,870
Interest expense	(18,771)	(24,267)
Other expenses	(37,769)	(35,652)

Recurring profit (loss)	80,196	(42,480)	—

Non-recurring profit	52,288	3,381
Non-recurring loss	(43,918)	(215,097)

Income (loss) before income taxes	88,566	(254,197)	—
Provision for income taxes
Current	6,154	240
Deferred	53,584	(122,026)

Net income (loss)	¥28,828	¥(132,410)	—

Unappropriated retained earnings at beginning of period	41,191	42,891
Interim dividend	(12,984)	(12,994)
Appropriation of legal reserve	—	—
Unappropriated retained earnings at end of period	57,035	(102,513)

Notes to parent-alone financial statements:

1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than 1 million yen have been omitted in the accompanying parent-alone financial statements. The sum of the subtotals may differ from the actual total.

2.	Similarly, in the description on Page 4 regarding parent-alone results and in parent-alone sales breakdown on page 19, amounts less than one-tenth of a billion yen are truncated.

3.	Non-recurring loss for fiscal 2003 includes 1,363 million yen for business restructuring expense such as one-time employment transfer costs associated with the restructuring of several domestic businesses.

4.	From this fiscal year (fiscal 2003), the company has applied Accounting Standard No. 2, “Accounting Standard for Earnings per Share” issued by Accounting Standards Board of Japan.

5.	Net income per common share:

	2003	2002
Basic	12.80 yen	(63.79) yen
Diluted	—	—

Net income per common share (diluted) is omitted because of the antidilutive effect.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

(March 31, 2003)

	Yen (millions)
Assets	March 31, 2003	March 31, 2002
Current assets:
Cash and deposits	¥760,804	¥736,022
Trade receivables (notes and accounts)	586,352	565,205
Inventories	192,158	200,405
Other current assets	503,453	257,573

Total current assets	2,042,769	1,759,207

Fixed assets:
Tangible fixed assets	425,670	465,202
Intangibles	30,911	30,468
Investments and advances	2,563,462	2,311,093

Total fixed assets	3,020,044	2,806,764

Total assets	¥5,062,813	¥4,565,972

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables (notes and accounts)	¥449,193	¥430,285
Accrued income taxes	350	620
Other current liabilities	1,372,335	964,366

Total current liabilities	1,821,878	1,395,272

Long-term debt and employee retirement and severance benefits	472,906	617,324

Total liabilities	2,294,785	2,012,597

Shareholders' equity:
Capital	258,738	258,737
Capital surplus	564,067	341,387
Retained earnings	2,053,767	2,004,056
Unrealized holding gains (losses) of available-for-sale securities	(1,411)	41,377
Treasury stock	(107,134)	(92,184)

Total shareholders' equity	2,768,028	2,553,374

Total liabilities and shareholders' equity	¥5,062,813	¥4,565,972

*	See notes to parent-alone financial statements on page 17.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Proposed Allocation of Income*

(Year ended March 31)

	Yen (millions)
	2003		2002
Unappropriated retained earnings at end of year	¥57,035		¥(102,513)

Transfer from reserve for dividends	—		8,000
Transfer from contingency reserve	—		145,000

Total	¥57,035		¥50,486

To be allocated as follows:
Year-end dividends	14,745		7,813
(per common share)	(6.25 yen	)	(3.75 yen	)
Directors’ bonuses	200		—
Corporate auditors’ bonuses	15		—
Reserve for advanced depreciation	1,607		1,480

Unappropriated retained earnings carried forward to next period	¥40,467		¥41,191

*	See notes to parent-alone financial statements on page 17.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage
	2003	2002	2003/2002
AVC Networks
Video and audio equipment	¥738.2	¥561.9	131%
Information and communications equipment	1,331.9	1,324.8	101%

Subtotal	2,070.2	1,886.7	110%

Home Appliances	662.0	666.1	99%

Industrial Equipment	249.8	256.4	97%

Components and Devices	1,255.6	1,091.4	115%

Total	¥4,237.8	¥3,900.7	109%

Domestic sales	2,717.2	2,644.2	103%
Exports	1,520.6	1,256.4	121%

*	See notes to parent-alone financial statements on page 17.

Management Policy

(1)	Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its business under its basic management philosophy, which sets forth that the mission of a business enterprise is “Contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world.” Matsushita, as a public entity, is committed to its relationship with all stakeholders.

(2)	Basic Policy for Profit Distribution

Management has focused on the interests of its shareholders ever since the company’s establishment. Its share dividend policy is based on a consistent distribution of dividends. In addition, on commemorative occasions, the company has rewarded its shareholders with such means as dividend increases and stock splits.

(3)	Company’s Policy on Reduction of the Share Trading Unit Size

The amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has given careful consideration as to whether or not it should avail itself to this eased restriction, but as of today, the company believes it is too early to do so.

Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include enhancement of the company’s investor relations website, more detailed business reports and improved shareholder meeting arrangements. Although Matsushita is aware that a reduction in the trading unit size is an effective method for broadening its individual shareholder base, the company would incur significant cost in doing so, while the benefits of such a measure have yet to be verified. Matsushita would consider a possible change in the trading unit size only at such time as the aforementioned advantages and benefits can be verified.

(4)	Corporate Management Strategies and Challenges

With the continuing advances in digital networking, society is becoming increasingly complex. To enhance its contribution to society in this new era, Matsushita introduced its three-year management plan, “Value Creation 21” in April 2001, aiming at transforming Matsushita into a “Super Manufacturing Company” for the 21st century through structural reforms for achieving a “smile-curve-shaped profit structure.” To this end, the company has been challenging to create new business models that are able to demonstrate the synergistic effects between the business segments of devices, finished products, and services. From fiscal 2004, the company will also focus on two business performance evaluation standards for each business domain company — Capital Cost Management to measure capital efficiency, and cash flows, which indicates the company’s ability to generate cash. These standards are more closely related to those used by capital markets, and are intended to result in management that increases corporate value.

<Major Activities Undertaken in Fiscal 2003>

To bring about a rapid recovery in business results, Matsushita launched 88 “V-products” in fiscal 2003 as a driving force that can capture the No. 1 share in the high-volume markets and contribute to the company’s overall performance. As a result of this Groupwide commitment, sales of V-products reached approximately 1 trillion yen, allowing us to achieve increased market share in many product categories. As an engine for overall corporate growth, overseas operations also recorded increased sales and achieved earnings increases in all regions. As for its operations in China in particular, Matsushita has proactively expanded its business in this rapidly-growing market, resulting in nearly a 50% increase in sales over the previous year. Throughout fiscal 2003, Matsushita worked on Groupwide business and organizational restructuring and management system reforms, aimed at accelerating corporate growth, as follows:

•	In January 2003, Matsushita launched a new organizational structure to eliminate duplication of businesses among the Group companies and clarify business domains as strategic business units. Under this new structure, each business domain company will integrate its R&D, manufacturing and sales, thereby establishing an autonomous structure that expedites self-completive business operations to accelerate its growth.

•	To prepare a framework that enables each business domain company to implement autonomously responsible management, Matsushita established a new global consolidated management system that focuses on cash flows. Under this new management system, each domain company aims to maximize cash flows through efforts to achieve a leaner balance sheet, attaining speedy management with accelerated asset turnover on a consolidated basis.

<Initiatives for Fiscal 2004>

1.	V-products

V-products introduced last year have resulted in increased market share. For fiscal 2004, Matsushita has selected 90 new V-products that will surpass last year’s models in both quality and quantity. It expects sales for these to reach approximately 1.2 trillion yen. To maximize opportunities in the worldwide market, Matsushita will utilize global simultaneous product introductions.

2.	Overseas Strategy

Matsushita will take various initiatives to strengthen overseas operations, aiming at double-digit sales growth, and operating profit amounting to at least 60% of Matsushita’s consolidated total. Specifically, the company will accelerate operations in China, aiming for a 1 trillion yen business on a Groupwide basis in fiscal 2006.

3.	R&D Strategy

Through selection of key technology areas, Matsushita will accelerate strategic concentration of technological management resources, including development staff. By doing so, Matsushita will step up the development of “black box” technologies to set the company apart from the competition. Matsushita will leverage the benefits from these initiatives to increase our competitiveness and profitability.

4.	Global Brand Strategy

Matsushita will position the “Panasonic” brand as a globally unified brand for overseas markets under the slogan of “Panasonic ideas for life.” The brand slogan represents the commitment of all the employees, from R&D and manufacturing to marketing and services, to supplying products and services with valued ideas, which can enrich people’s lives and advance the society. In the context of this slogan, the company will devote itself to increasing its brand value.

In fiscal 2004, each business domain company will dynamically strengthen its management, under new management structures and systems. The company has set this year as its “second foundation year” to achieve a momentous progress in the Group’s business performance, by establishing a line-up of strong businesses, aiming for attaining the position of Global No.1 in major business fields.

(5)	Corporate Governance

Based on its basic philosophy of contributing to society as a “public entity, Matsushita over the years has been committed to the enhancement of its corporate governance. As such, it was one of the first Japanese companies to invite outside directors on its Board of Directors and also established an Advisory Board comprised of distinguished outside leaders.

In fiscal 2004, Matsushita will implement further reforms to establish an optimum management and governance structure tailored to the Group’s new business and organizational structure. Under the new structure, the Head Office will empower each of the business domain companies by delegating authority in order to expedite autonomous management. At the same time, an Executive Officer System, for execution of business at various domestic and overseas Group companies, will be introduced, enabling the Head Office to carry out corporate strategies that integrate the Group’s comprehensive strengths. In addition, Matsushita will realign the role and structure of the Board of Directors to conduct swift and strategic decision-making, as well as optimum monitoring, on Groupwide matters. Specifically, the Board of Directors will concentrate on corporate strategies and supervision of business domain companies, as opposed to Executive Officers, who will have responsibilities relating to day-to-day operations. Furthermore, taking into consideration the diversified scope of Matsushita’s business operations, the company will maintain a system where Executive Officers, who are most familiar with the specifics of respective operations, take an active part in the Board of Directors. At the same time, the Board of Directors itself will be reduced in number, with terms shortened to one year. While also strengthening the company’s existing Corporate Auditors System, and through the aforementioned initiatives, Matsushita will continuously enhance the Group’s corporate governance based on its management philosophy.

# # #

Supplemental Consolidated Financial Data

for Fiscal 2003, ended Mar. 31, 2003

1. Sales Breakdown for Fiscal 2003 ended March 31, 2003 and Fiscal 2004 Forecast

Fiscal 2003 Results	yen (billions)
By Product Category	Total	03/02	Local currency basis 03/02	Domestic	03/02	Overseas	03/02	Local currency basis 03/02
Video and Audio Equipment	2,100.4	107%	107%	632.2	112%	1,468.2	105%	104%
Information and Communications Equipment	2,295.7	101%	101%	1,143.9	104%	1,151.8	98%	97%
AVC Networks	4,396.1	104%	103%	1,776.1	107%	2,620.0	102%	101%
Home Appliances	1,210.2	103%	102%	877.8	101%	332.4	108%	106%
Industrial Equipment	285.2	99%	99%	198.0	91%	87.2	121%	120%
Components and Devices	1,510.2	110%	110%	601.9	107%	908.3	112%	112%

Total	7,401.7	105%	104%	3,453.8	104%	3,947.9	105%	104%

Fiscal 2004 Forecast	yen (billions)
By Product Category	Total	04/03	Local currency basis 04/03	Domestic	04/03	Overseas	04/03	Local currency basis 04/03
Video and Audio Equipment	1,420.0	101%	105%	385.0	100%	1,035.0	101%	106%
Information and Communications Equipment	2,102.0	101%	103%	1,014.5	100%	1,087.5	102%	106%
AVC Networks	3,522.0	101%	104%	1,399.5	100%	2,122.5	102%	106%
Home Appliances	1,089.0	100%	102%	700.0	100%	389.0	99%	105%
Components and Devices	1,357.0	100%	102%	591.5	101%	765.5	99%	102%
JVC	874.0	106%	109%	316.0	119%	558.0	99%	105%
Other	608.0	98%	99%	478.0	97%	130.0	102%	106%

Total	7,450.0	101%	104%	3,485.0	101%	3,965.0	100%	106%

Note: Forecasts for fiscal 2004 are presented according to new disclosure segments.

yen (billions)
	Fiscal 2003 Results			Fiscal 2004 Forecast
By Region		03/02	Local currency basis 03/02		04/03	Local currency basis 04/03
North and South America	1,420.8	95%	97%	1,389.6	99%	105%
Europe	999.6	119%	113%	1,043.2	101%	106%
Asia, China, and others	1,527.5	107%	107%	1,532.2	101%	106%
China only	507.3	146%	145%	533.9	104%	109%

Total	3,947.9	105%	104%	3,965.0	100%	106%

2.    Segment Information

Fiscal 2003 Results				yen (billions)
	Sales	03/02	Segment Profit	% of sales	03/02
AVC Networks	4,396.1	104%	105.2	2.4%	—
Home Appliances	1,211.2	103%	54.3	4.5%	143%
Industrial Equipment	290.0	98%	2.3	0.8%	—
Components and Devices	2,252.7	113%	37.6	1.7%	—

Total	8,150.0	106%	199.4	2.4%	—
Corporate and eliminations	-748.3	—	-72.8	—	—

Consolidated total	7,401.7	105%	126.6	1.7%	—

Fiscal 2004 Forecast				yen (billions)
	Sales	04/03	Segment Profit	% of sales	04/03
AVC Networks	3,760.0	103%	94.0	2.5%	122%
Home Appliances	1,210.0	102%	52.0	4.3%	95%
Components and Devices	2,020.0	102%	47.0	2.3%	139%
JVC	880.0	103%	23.0	2.6%	104%
Other	400.0	101%	4.0	1.0%	63%

Total	8,270.0	102%	220.0	2.7%	113%
Corporate and eliminations	-820.0	—	-70.0	—	—

Consolidated total	7,450.0	101%	150.0	2.0%	118%

Notes:	1. As the company’s consolidated financial statements are prepared in conformity with U.S. GAAP, financial data for the JVC segment is also calculated by these principles.

2. Forecasts for fiscal 2004 are presented according to the new disclosure segments.

3.    Capital Investment, Depreciation and R&D Expenditures

Capital Investment (Tangible assets)				yen (billions)
	Fiscal 2003 Results			Fiscal 2004 Forecast
		03-02			04-03
AVC Networks	63.7	-35.5	AVC Networks	55.0	14.6
Home Appliances	29.5	10.4	Home Appliances	24.0	-12.0
Industrial Equipment	6.3	0.9	*Components and Devices	144.0	17.7
*Components and Devices	135.2	-53.8	JVC	15.0	4.0
Others	16.8	9.4	Others	32.0	-5.8

Total	251.5	-68.6	Total	270.0	18.5

*(Semiconductors only)	(55.0)	(-17.0)		(60.0)	(5.0)

    Note: Forecasts for fiscal 2004 are presented according to the new disclosure segments.

Depreciation (Tangible assets)

				yen (billions)
	Fiscal 2003 Results		Fiscal 2004 Forecast
		03-02		04-03
	283.4	-58.1	290.0	6.6

(Semiconductors only)	(39.7)	(-1.9)	(42.4)	(2.7)

R&D Expenditures

				yen (billions)
	Fiscal 2003 Results		Fiscal 2004 Forecast
		03-02		04-03
	551.0	-15.5	580.0	29.0

4.  Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2002	Fiscal 2003	Fiscal 2004 Forecast
U.S. Dollar vs. Yen	¥121	¥123	¥115
euro vs. Yen	¥107	¥117	¥115

<Rates Used for Consolidation>
	Fiscal 2002	Fiscal 2003	Fiscal 2004 Forecast
U.S. Dollar vs. Yen	¥125	¥122	¥115
euro vs. Yen	¥111	¥121	¥115

5.  Number of Employees

		(employees)
	end/Mar. 2002	end/Mar. 2003
Domestic	126,378	121,451
Overseas	164,854	166,873

Total	291,232	288,324

6.  Fiscal 2003 Forecast

						yen (billions)
	Fiscal 2003 Results			Fiscal 2004 Forecast
		% of sales	03/02		% of sales	04/03
Sales	7,401.7	—	105%	7,450.0	—	101%
Operating profit	126.6	1.7%	—	150.0	2.0%	118%
Pretax income	68.9	0.9%	—	120.0	1.6%	174%
Net income (loss)	-19.5	-0.3%	—	30.0	0.4%	—

Note: In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States, restructuring charges are included as part of operating profit (loss) in the statement of income. The difference between consolidated operating profit and consolidated income before income taxes for fiscal 2003 financial results can be confirmed in the company’s press release. The company’s annual consolidated operating profit and consolidated income before incomes taxes for fiscal 2004 are currently forecasted to be about 150 billion yen and 120 billion yen, respectively. The difference represents estimated expenses of about 50 billion yen associated with restructuring charges and income of about 20 billion yen from other non-operating items.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements.

These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency fate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

April 28, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Proposed Senior Management Changes

- Changes Part of New Group Management System -

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol: MC]), best known for its “Panasonic” brand products, today announced the following proposed changes in the Board of Directors and Corporate Auditors. Of the proposed changes, elections of new Directors and Corporate Auditors, and certain other matters, will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders to be held on June 27, 2003. As a result of the changes, MEI’s Board of Directors will be reduced from 27 to 19 members.

Details of the changes, effective late June 2003, are as follows:

1.    Members of the Board of Directors (19 persons)

(changes shown in parentheses)

Title	Name	Main New Responsibilities
Chairman of the Board	Yoichi Morishita
Vice Chairman of the Board	Masayuki Matsushita
President	Kunio Nakamura
Executive Vice Presidents	Kazuo Toda (promoted)

Corporate Marketing Div. for Panasonic Brand, Corporate Marketing Div. for National Brand, Corporate Sales Strategy Div. for National/Panasonic Retailers, Commodity Products Sales, Electrical Supply Sales, Advertising, Logistics, Corporate CS Div., Design, Network Marketing Strategy Office, etc.

	Osamu Tanaka (promoted)	Tokyo Representative, Public and Private Institutions, Panasonic Center, Recycling Business Promotion
	Yukio Shohtoku (promoted)	Overseas Operations, Corporate Overseas Planning Group, Corporate Overseas Business Strategy Group, Corporate International Affairs Group, Media & Entertainment Business Development, Olympics

Senior Managing Directors	Takami Sano (promoted)	President of Panasonic Automotive Systems Company, Industrial Sales
	Susumu Koike (promoted)	Technology, Devices and Environmental Technology, Production Engineering, Intellectual Property Rights, Overseas Research Laboratories, President of Semiconductor Company, etc.
	Fumio Ohtsubo (promoted)	President of Panasonic AVC Networks Company, Storage Devices Business
Managing Directors	Haruo Ueno	Director of Corporate Legal Affairs Div., Corporate Risk Management, Corporate Business Ethics
	Hidetsugu Otsuru	Facility Management, Quality Assurance, Environmental Affairs, President of Display Devices Company
	Yoshiaki Kushiki	Multimedia and Software Technology, Digital Network Strategic Planning Office
	Tetsuya Kawakami (promoted)	Finance and Accounting
	Yoshitaka Hayashi (promoted)	Home Appliances Business, President of Matsushita Home Appliances Company, Packaged Air-Conditioner Company, Healthcare Business Company, Matsushita Refrigeration Company
Directors	Josei ito
Toshio Morikawa
	Toshihiro Sakamoto	Planning, Associate Director of Corporate Management Quality Innovation Div., Associate Director of Corporate IT Innovation Div.
	Shinichi Fukushima (New Director)	Personnel, General Affairs, Social Relations, Director of Corporate Equal Partnership Div.
Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

Notes:

The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors will be Representative Directors and severally represent the company.

Josei	Ito and Toshio Morikawa are outside Directors.

2.    Members of the Board of Corporate Auditors (4 persons)

Title	Name
Senior Corporate Auditors	Kazumi Kawaguchi (New Corporate Auditor)
Yoshitomi Nagaoka
Corporate Auditors	Yasuo Yoshino (New Corporate Auditor)
Kiyosuke Imai

Note:

Yasuo Yoshino and Kiyosuke Imai are “outside corporate auditors,” as provided by the Commercial Code of Japan.

3.    Retiring members of the Board of Directors (9 persons)

Title	Name	Main Current Responsibilities
Executive Vice Presidents	Atsushi Murayama	Planning, Corporate Management Quality Innovation Div., Corporate IT Innovation Div., Personnel, General Affairs, etc.
	Takashi Kawada	Communications and Automotive Electronics Businesses, Digital Network Strategic Planning
Senior Managing Director	Sukeichi Miki	Technology, Intellectual Property Rights, Overseas Research Laboratories
Directors	Hiroaki Enomoto	Director of Tokyo Branch, Public and Private Institutions
	Toshio Sugiura	Director of Corporate Management Div. for China and Northeast Asia
	Hideaki Iwatani	Director of Corporate Management Div. for the Americas
	Masaki Akiyama	President of Panasonic System Solutions Company
	Yoichiro Maekawa	Director of Corporate eNet Business Div., Network Marketing Strategy Office
	Tomikazu Ise	Director of Corporate Management Div. for Europe

Note:

Hiroaki Enomoto, Hideaki Iwatani, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise will become Executive Officers of Matsushita, after the ordinary general meeting of shareholders, scheduled to be held in late June 2003.

4.    Retiring members of the Board of Corporate Auditors (2 persons)

Title	Name
Senior Corporate Auditor	Motoi Matsuda
Corporate Auditor	Toshiomi Uragami

Note:

Toshiomi Uragami is an “outside corporate auditor.”

# # #

April 28, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Announces Planned Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) announced that its Board of Directors today resolved to submit a proposal at the ordinary general meeting of shareholders, to be held in late June 2003, regarding the repurchase of the company’s own shares in conformity with provisions of Article 210 of the Japanese Commercial Code. The company noted that this share repurchase is part of continuing efforts to enhance corporate value through shareholder-oriented management.

The details of the share repurchase, including aggregate number of repurchaseable shares and aggregate amount and period of repurchase, are as follows:

Details of Share Repurchase

1.	Class of shares: Common stock

2.	Aggregate number of repurchaseable shares: Up to 200 million shares

3.	Aggregate repurchase amount: Up to 200 billion yen

4.	Period of repurchase: Between late June 2003 and late June 2004

Reason for Share Repurchase

To enable flexible and agile capital management in a rapidly changing economic environment.

(Note)

The above share repurchase is subject to shareholder approval at the ordinary general meeting of shareholders, scheduled for late June 2003.

# # #

April 28, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

International PR, Tokyo

(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric to Repurchase its Own Shares

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” brand products, today announced that it will purchase a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between April 30, 2003 and the middle of May 2003

3.	Aggregate number of shares to be purchased: up to 20 million shares

4.	Aggregate purchase amount: up to 20 billion yen

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders, held on June 27, 2002:

•	Class of shares: Common stock

•	Aggregate number of shares to be purchased: Up to 180 million shares

•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through April 15, 2003:

•	Aggregate number of shares purchased: 90,000,000 shares

•	Aggregate purchase amount: 106,473,523,000 yen

# # #